                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 11-K


                                   (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2002

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                       ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from _________ to _________

                         Commission file number 1-08604



  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Team, Inc. Salary Deferral Plan and Trust

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Team, Inc.
      2000 Herman Dr.
      Alvin, Texas 77511
      (281) 331-6154

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

                                TABLE OF CONTENTS

                                                                             PAGE
Independent Auditors' Report                                                   1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits
      December 31, 2002 and 2001                                               2

   Statement of Changes in Net Assets Available for Plan Benefits
      Year ended December 31, 2002                                             3

Notes to Financial Statements                                                  4

SUPPLEMENTAL SCHEDULES

Schedule G, Part III - Schedule of Nonexempt Transactions
   Year ended December 31, 2002                                                9

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
   December 31, 2002                                                          10

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee of the
Team, Inc. Salary Deferral Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Team, Inc. Salary Deferral Plan and Trust (the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require the we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule G, part III - schedule of nonexempt transactions for the year ended December 31, 2002 and the supplemental schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 27, 2003

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2002 and 2001

                                                           2002             2001
                                                       ------------      -----------
Assets:
    Investments, at fair value                         $ 13,166,107       13,461,908
    Receivables:
      Participant contributions                              44,380           76,287
      Company contributions                                  11,707           22,832
      Loan repayments receivable                             26,397               --
      Accrued interest/dividends                                 83            3,868
      Due from broker for securities sold                     4,530               --
                                                       ------------      -----------
            Total receivables                                87,097          102,987
    Cash, noninterest bearing                                11,301               --
                                                       ------------      -----------
            Total assets                                 13,264,505       13,564,895
Liabilities:
    Due to broker for securities purchased                   (2,373)          (6,000)
                                                       ------------      -----------
            Net assets available for plan benefits     $ 13,262,132       13,558,895
                                                       ============      ===========

See accompanying notes to financial statements.

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year ended December 31, 2002

Additions to net assets available for plan benefits attributed to:
    Interest                                                              $    124,553
    Dividends                                                                   50,668
    Net appreciation in fair value of Team, Inc. common stock                  390,034
    Participant contributions                                                1,271,804
    Company contributions                                                      328,138
    Participant rollover contributions                                           6,682
                                                                          ------------
            Total additions                                                  2,171,879
                                                                          ------------
Deductions from net assets available for plan benefits attributed to:
    Net depreciation in fair value of mutual funds                           1,743,497
    Distributions and benefits paid to participants                            713,970
    Administrative fees                                                         11,175
                                                                          ------------
            Total deductions                                                 2,468,642
                                                                          ------------
            Net decrease in net assets available for plan benefits            (296,763)
Net assets available for plan benefits:
    Beginning of year                                                       13,558,895
                                                                          ------------
    End of year                                                           $ 13,262,132
                                                                          ============

See accompanying notes to financial statements.

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)  DESCRIPTION OF THE PLAN

     The following description of the Team, Inc. Salary Deferral Plan and Trust (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     (a) GENERAL

         The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. (the Company). Employees become eligible to participate in the Plan upon completion of three months of service. The Plan is administered by the administrative committee appointed by the board of directors of the Company (the Committee). Wells Fargo NA, (the Trustee) is the trustee of the Plan and Wells Fargo Retirement Plan Services is the recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     (b) CONTRIBUTIONS

         Each year, participants may contribute from 1% to 25% of their pre-tax annual eligible pay, as defined in the Plan. The Company makes a matching contribution of 50% of the participant's contribution, up to a limit of 4% of eligible pay. Additional amounts may be contributed at the discretion of the Company's board of directors. For the year ended December 31, 2002, no additional discretionary contributions were made. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Beginning January 1, 2002, participants age 50 and older as of December 31, 2002 are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Contributions are subject to certain IRC limitations.

     (c) PARTICIPANT ACCOUNTS

         Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and company matching contribution, and an allocation of the Company's discretionary contribution, if elected, and the Plan's earnings or losses net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d) INVESTMENTS

         Participants may direct the investment of their contributions into sixteen mutual funds and/or Company common stock. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participant has elected to allocate their contributions.

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     (e) VESTING AND FORFEITED ACCOUNTS

         Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions plus actual earnings thereon is based on continuous years of service as follows:

                                                  PERCENTAGE OF
                                                COMPANY EMPLOYER
                                                CONTRIBUTION THAT
                   YEARS OF SERVICE              BECOMES VESTED
               -----------------------         ------------------
               Less than one year                       0%
               One year                                20%
               Two years                               40%
               Three years                             60%
               Four years                              80%
               Five years or more                     100%

         Forfeited balances of terminated participants are used to reduce future Company contributions. At December 31, 2002 and 2001, forfeited non-vested accounts totaled approximately $63,000 and $44,000, respectively.

     (f) PARTICIPANT LOANS

         Participants may borrow from their fund accounts up to a maximum of $50,000, less the participant's highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $1,000. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustee. All loans must generally be repaid within five years, except where a loan is used to purchase a principal residence. The maximum number of outstanding loans allowed per participant is three.

     (g) PAYMENT OF BENEFITS

         On termination of service due to death, total disability or retirement, a participant may elect to receive the balance in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Benefits are payable either in a lump-sum amount or in monthly, quarterly, semiannual, or annual installments.

     (h) TERMINATION OF THE PLAN

         Although it has not expressed any intent to do so, the Company may discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets will be valued and each participant will be entitled to distributions for the balance of his or her account.

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) BASIS OF ACCOUNTING

         The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     (b) USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

     (c) RISKS AND UNCERTAINTIES

         The Plan provides for investment in mutual funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

     (d) INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value. Quoted market prices are used to value the mutual funds and Company common stock. Participant loans are valued at cost which approximates fair value.

         Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments are shown as net appreciation (depreciation) in fair value of common stock and mutual funds in the statement of changes in net assets available for plan benefits.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (e) EXPENSES

         Loan processing fees are charged to the accounts of the participants who have elected to take loans from their accounts. All other administrative expenses of the Plan are paid by the Company, as provided in the plan document.

     (f) PAYMENT OF BENEFITS

         Benefit payments to participants are recorded upon distribution. At December 31, 2002 and 2001, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(3)  INVESTMENTS

     The Plan's investments that represented 5% or more of the Plan's net assets available for Plan benefits as of December 31, 2002 and 2001 are as follows:

                                     2002
           ---------------------------------------------------------
           Team, Inc. common stock                                    $2,780,467
           Janus Balanced Fund                                         1,243,302
           Wells Fargo Index Fund                                      1,472,728
           MFS Massachusetts Investors Growth Stock Fund               1,934,156
           Wells Fargo Treasury Plus Institutional Money Market Fund   1,479,824
           PIMCO Low Duration Fund                                       750,264
           Participant loans                                           1,584,214



                                     2001
           ---------------------------------------------------------
           Team, Inc. common stock                                    $2,812,070
           Janus Balanced Fund                                         1,284,598
           Wells Fargo Index Fund                                      1,630,836
           MFS Massachusetts Investors Growth Stock Fund               2,506,873
           Janus Worldwide Fund                                          692,449
           Wells Fargo Treasury Plus Institutional Money Market Fund   1,174,678
           Participant loans                                           1,392,219

(4)  TEAM, INC. COMMON STOCK AND VOTING RIGHTS

     The Team, Inc. stock fund consists of shares of Team, Inc. common stock and shares of Wells Fargo Treasury Plus Institutional Money Market Fund.

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.

(5)  CONCENTRATION OF INVESTMENTS

     The Plan's investment in shares of Team, Inc. common stock represents 20.96% and 20.89% of total assets as of December 31, 2002 and 2001, respectively. Team, Inc. is a full service provider of industrial repair services, including leak repair, hot topping, field machining, emissions control monitoring, concrete repair, energy management, and technical bolting.

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(6)  FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter on March 26, 2002, in which the Internal Revenue Service stated that the Plan qualifies under
     Section 401(a) of the IRC and that the trust created thereunder is exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified, and the related trust is tax exempt.

(7)  NONEXEMPT TRANSACTION

     As reported on Schedule I, during the year ended December 31, 2002, certain Plan contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and the Company. The Company provided to the Plan additional contributions of earnings to participants of $650 to correct these oversights.

(8)  PARTY-IN-INTEREST TRANSACTIONS

     The Plan engages in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and IRC. The Plan also has investments in the Company's common stock.

                                                                      SCHEDULE I

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
            Schedule G, Part III - Schedule of Nonexempt Transactions
                                December 31, 2002

       (a)                      (b)                                        (c)                                (d)           (e)
                       RELATIONSHIP TO PLAN,                                                                             INTEREST
IDENTITY OF PARTY       EMPLOYER, OR OTHER         DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,      AMOUNT       INCURRED
     INVOLVED            PARTY-IN-INTEREST          RATE OF INTEREST, COLLATERAL, AND MATURITY VALUE        LOANED        ON LOAN
---------------------------------------------   --------------------------------------------------------  ----------    ----------
    Team, Inc.               Employer               Lending of monies from the Plan to the employer
                                                      (contributions not timely remitted to the Plan)
                                                      as follows:
                                                        Deemed loan dated January  23, 2002, maturity
                                                          February 15, 2002, with interest at 14%          $ 59,279         650


See accompanying independent auditors' report.

                                                                     SCHEDULE II

                    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002

(a)           (b)                                  (c)                                    (e)
      IDENTITY OF ISSUE,
       BORROWER, LESSOR,          DESCRIPTION OF INVESTMENT, INCLUDING
       OR SIMILAR PARTY            MATURITY DATE AND RATE OF INTEREST                 CURRENT VALUE
---   -----------------------    ----------------------------------------------       --------------
*     Team, Inc.                 Team, Inc. Common Stock                              $    2,780,467
*     Wells Fargo Funds          Wells Fargo Outlook Opportunity Fund                         10,744
      PIMCO Funds                PIMCO Low Duration Fund                                     750,264
*     Wells Fargo Funds          Wells Fargo Lifepath 2010 Fund                                7,767
*     Wells Fargo Funds          Wells Fargo Lifepath 2020 Fund                               13,300
*     Wells Fargo Funds          Wells Fargo Lifepath 2030 Fund                               20,336
      Janus Funds                Janus Balanced Fund                                       1,243,302
*     Wells Fargo Funds          Wells Fargo Lifepath 2040                                    18,339
*     Wells Fargo Funds          Wells Fargo Index Fund                                    1,472,728
*     Wells Fargo Funds          Wells Fargo Large Company Growth Fund                       140,737
      MFS Funds                  MFS Massachusetts Investors Growth Stock Fund             1,934,156
      Invesco Funds              Invesco Dynamics Fund                                       262,968
      Dreyfus Funds              Dreyfus Emerging Leaders Fund                               444,974
      Janus Funds                Janus Worldwide Fund                                        602,186
*     Wells Fargo Funds          Wells Fargo Treasury Plus Institutional Money
                                    Market Fund                                            1,479,824
      MFS Funds                  MFS Value                                                   254,747
      Dreyfus Funds              Dreyfus Intermediate Bond                                   145,054
*     Participants loans         Interest rates ranging from 5.75% to 10%                  1,584,214
                                                                                      --------------
                                                   Total                              $   13,166,107
                                                                                      ==============

*   Party in interest.


See accompanying independent auditors' report.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Team, Inc. Salary Deferral Plan and Trust
                                                  (name of plan)

                                     By: /s/ Ted W. Owen
                                         ---------------------------------------
                                             Ted W. Owen
                                             Senior Vice President - Finance and
                                             Administration of Team, Inc.

Date:  June 27, 2003

                                 EXHIBIT INDEX


Exhibit 23.1        -- Independent Auditors' Consent.